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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 5)*

                             Coram Healthcare Corp.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    218103109
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                                 (CUSIP Number)

                              Richard F. Levy, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4600
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               OCTOBER 13, 2000
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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        CUSIP No. 218103109          13D         Page 2 of 3 Pages
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1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        Ann & Robert H. Lurie Foundation (f/k/a Ann & Robert H. Lurie Family Foundation)

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 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
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 3.     SEC USE ONLY

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 4.     SOURCE OF FUNDS:    Not applicable

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 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e):
                                                                         / /
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 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 3,999,900
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 3,999,900

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        3,999,900

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                / /
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.1% (1)
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14.     TYPE OF REPORTING PERSON: OO (Illinois not-for-profit corporation)
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(1)  Based on 49,638,452 shares of Common Stock outstanding as of July 24, 2000, as reported in the Issuer's most recent Form 10-Q.

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Item 1.  SECURITY AND ISSUER.

         This statement constitutes Amendment No. 5 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 18, 2000, as amended by that certain Amendment No. 1 filed with the SEC on July 27, 2000, as amended by that certain Amendment No. 2 filed with the SEC on August 18, 2000, as amended by that certain Amendment No. 3 filed with the SEC on September 1, 2000, as amended by that certain Amendment No. 4 filed with the SEC on October 13, 2000, and relates to the shares of common stock, $0.001 par value (the "Common Stock") of Coram Healthcare Corp., a Delaware corporation ("Issuer").

    This Amendment No. 5 is being filed solely to correct typographical errors to rows 7, 9, 11 and 13 of a cover page of Amendment No. 4 to the
Schedule 13D filed with the SEC on October 13, 2000 ("Amendment No. 4") and does not amend any other items. Rows 7, 9 and 11 of the cover page of Amendment No. 4 regarding the shares held by the Ann & Robert H. Lurie Foundation (the "Lurie Foundation") incorrectly indicated that the Lurie Foundation has sole voting and dispositive power with respect to 2,115,000 shares of the Issuer's Common Stock. Rows 7, 9 and 11 should have corresponded with Item 5, which indicated that the Lurie Foundation had sole voting and dispositive power with respect to 3,999,900 shares of the Issuer's Common Stock. Row 13 of the cover page to Amendment No. 4 regarding the shares held by the Lurie Foundation incorrectly indicated that the Lurie Foundation beneficially owned 4.3% of the Issuer's Common Stock. Rows 13 should have corresponded with Item 5, which indicated that the Lurie Foundation beneficially owned 8.1% of the Issuer's Common Stock.

    Unless otherwise stated herein, the Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

    The principal executive offices of Issuer are located at 1125 Seventeenth Street, Suite 2100, Denver, Colorado 80202.

                                     3
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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 20, 2000

ANN & ROBERT H. LURIE FOUNDATION

By:      /s/ Ann Lurie
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Name:     Ann Lurie
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Title:    President
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